

February 13, 2013

Via E-mail
Jo Lunder
Chief Executive Officer
VimpelCom Ltd.
Claude Debussylaan 88
1082 MD, Amsterdam
The Netherlands

> **Re: VimpelCom Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-34694**

Dear Mr. Lunder:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Countries in which we operate and entities with which we conduct business may be subject to international sanctions, page 40.</u>

1. You state that certain countries in which you operate are, or in the future may be, subject to international sanctions, including those imposed by the United States. We are aware of news reports indicating that you may provide services to ETECSA in Cuba; that you may provide international voice roaming services in Sudan and in Syria; and that your Armenian subsidiary may operate one or more channels from Armenia to Iran. Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about operations in those countries.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through direct or indirect arrangements, during the last three fiscal years and the subsequent interim period. Your response should describe any products, equipment, software, technology, information, support, and services you have provided into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance